Exhibit 15.2

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation, by reference in the Registration Statements on Form S-8 (File No. 333-292578) of Eastern International Ltd. and its subsidiaries (collectively the “Company”), of our report dated July 30, 2026 in the Form 20-F filed pursuant to section 13 or 15(d) (File No. 001-42817), under the Securities Act of 1934 with respect to the consolidated balance sheets of the Company as of March 31, 2026 and 2025, and the related consolidated statements of operations and comprehensive (loss) income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2026, and the related notes included herein.

San Mateo, California	WWC, P.C.
July 30, 2026	Certified Public Accountants
PCAOB ID No. 1171